Exhibit 99.3

CISCO SYSTEMS, INC.

STOCK OPTION ASSUMPTION AGREEMENT

Dear «First_Name» «Last_Name»:

As you know, on October 12, 2004 (the “Closing Date”) Cisco Systems, Inc. (“Cisco”) acquired dynamicsoft Inc. (“dynamicsoft”) (the “Acquisition”) pursuant to the terms agreed to between Cisco and dynamicsoft in the September 11, 2004 Agreement and Plan of Merger by and among Cisco Systems, Inc., Dublin Acquisition Corp. and dynamicsoft Inc. (the “Merger Agreement”). On the Closing Date you held one or more outstanding options to purchase shares of dynamicsoft’s Series F Preferred Stock granted to you under the 2004 Preferred Stock Incentive Plan (the “Plan”). Pursuant to the Merger Agreement, on the Closing Date Cisco assumed all obligations of dynamicsoft under your outstanding option (or options). This Stock Option Assumption Agreement (the “Agreement”) evidences the terms of Cisco’s assumption of an option (or options) to purchase dynamicsoft Series F Preferred Stock granted to you under the Plan (the “dynamicsoft Option(s)”), and documented by a stock option agreement (or stock option agreements) and any amendment(s) entered into by and between you and dynamicsoft (the “Option Agreement(s)”), including the necessary adjustments for assumption of the dynamicsoft Option(s) that are required by the Acquisition.

The table below summarizes your dynamicsoft Option(s) immediately before and after the Acquisition:

DYNAMICSOFT OPTION				ASSUMED DYNAMICSOFT OPTION

Grant Date	Option Type	dynamicsoft Shares	Exercise Price per Share	No. of Shares of Cisco Stock	Exercise Price per Share

«GrantDate»	NSO	«DynamicsoftShares»	«DynamicsoftPrice»	«CiscoShares»	«CiscoPrice»

The Vesting Commencement Date is: Grant Date			The Expiration Date is: Ninth anniversary of the Grant Date.

The Exercise Schedule is: (i) twenty percent (20%) of the shares first become exercisable upon your completion of one (1) year of Service measured from the Grant Date and (ii) the balance of the shares in a series of forty-eight (48) successive equal monthly installments upon your completion of each additional month of Service over the forty-eight (48)-month period measured from the first anniversary of the Grant Date. No additional shares shall become exercisable after cessation of your Service.

The post-Acquisition adjustments are based on the Option Exchange Ratio of 1.0733079 (as determined in accordance with the terms of the Merger Agreement) and are intended to: (i) assure that the total spread of your assumed dynamicsoft Option(s) (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition and (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition. The number of shares of Cisco common stock subject to your assumed dynamicsoft Option(s) was determined by multiplying the Option Exchange Ratio by the number of shares remaining subject to your dynamicsoft Option(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock. The exercise price per share of your assumed dynamicsoft Option(s) was determined by dividing the exercise price per share of your dynamicsoft Option(s) by the Option Exchange Ratio and rounding the resulting quotient up to the next whole cent.

Unless the context otherwise requires, any references in the Plan and the Option Agreement(s) to: (i) the “Corporation” means Cisco, (ii) “Preferred Stock” or “Option Shares” means shares of Cisco common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) the “Committee” means the Compensation and Management Development Committee of the Board of Directors of Cisco. All references in the Option Agreement(s) and the Plan relating to your status as an employee of dynamicsoft will now refer to your status as an employee of Cisco or any present or future Cisco subsidiary.

The vesting commencement date, vesting schedule and expiration date of your assumed dynamicsoft Option(s) remain the same as set forth in the Option Agreement(s), but the number of shares subject to each vesting installment and the exercise price per share have been adjusted to reflect the effect of the Acquisition. Vesting of your assumed dynamicsoft Option(s) will be suspended during all leaves of absence in accordance with Cisco’s policies, and the only permissible methods to exercise your assumed dynamicsoft Option(s) are cash, check, wire transfer, or through a cashless exercise program with a Cisco-designated broker. All other provisions which govern either the exercise or the termination of your assumed dynamicsoft Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) (except as expressly modified by this Agreement and the Acquisition) will govern and control your rights under this Agreement to purchase shares of Cisco common stock. Upon termination of your employment with Cisco you will have the limited post-termination exercise period specified in your Option Agreement(s) for your assumed dynamicsoft Option(s) to the extent vested and outstanding at the time of termination after which time your assumed dynamicsoft Option(s) will expire and NOT be exercisable for Cisco common stock.

To exercise your assumed dynamicsoft Option(s), you must utilize one of Cisco’s designated brokers. Please refer to Cisco’s option exercise policies and procedures detailed on Cisco’s Stock Administration website (https://wwwin-tools.cisco.com/FinAdm/STOCK/servlet/stockweb) or call the Human Resources Connection at (408) 526-5999 for further information.

Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and Cisco’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Any future options, if any, you may receive from Cisco will be governed by the terms of the Cisco stock option plan under which such options are granted, and such terms may be different from the terms of your assumed dynamicsoft Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and by November 22, 2004, return it to Cisco at the following address:

Cisco Systems, Inc.

170 West Tasman Dr.

MS-11-1

San Jose, CA 95134

Attn: Jean Wong, Stock Administration

[SIGNATURE PAGE FOLLOWS]

Until your fully executed Acknowledgment (attached to this Agreement) is received by Cisco’s Stock Administration Department your Cisco account will not be activated. If you have any questions regarding this Agreement or your assumed dynamicsoft Option(s), please contact Jean Wong at (408) 853-8828.

CISCO SYSTEMS, INC.

By:	/s/ MARK CHANDLER
Mark Chandler
Corporate Secretary

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands and agrees that all rights and liabilities with respect to the assumed dynamicsoft Option(s) listed on the table above are hereby assumed by Cisco and are as set forth in the Option Agreement(s) for such assumed Dynamicsoft Option(s), the Plan and this Stock Option Assumption Agreement and agree to the terms as set forth in such Stock Option Assumption Agreement.

DATED: , 2004
«First_Name» «Last_Name» - OPTIONEE

ATTACHMENTS

Exhibit A – Form S-8 Prospectus

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